2005 Third Quarter Earnings Release

Shinhan Financial Group will release its 2005 third quarter results and hold an Earnings Conference at Korea Exchange on November 1, 2005. Our presentation materials and relevant financial statements will be available at the time of the conference at our website www.shinhangroup.com. The Earnings Conference will be available on VoD (Video-on-Demand) on November 2, 2005.

1.	Date: November 1, 2005 (Tuesday)

2.	Time: 16:00 Seoul

3.	Venue: International Conference Room, 1st Floor, Korea Exchange, Youido, Seoul, Korea

4.	Programs: Presentation and Q&A session